
05008882

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549


RECEIVED
JUN 10 2005
190

Madrid, May 2005.

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza submits a copy of the communication where the Company acquired de 49% of Telepizza Insular, S.A,, filed with the C.N.M.V dated on 19/01/05

EXHIBIT 2.-Telepizza submits a copy of the information regarding its second half 2004 result, filed with the C.N.M.V dated on 01/03/05

EXHIBIT 3.-Telepizza submits a copy of the presentation regarding its second half 2004 result, filed with the C.N.M.V dated on 01/03/05

EXHIBIT 4.-Telepizza submits a copy of the press release regarding its second half 2004 result, filed with the C.N.M.V dated on 02/03/05

EXHIBIT 5.-Telepizza submits a copy of the agreement adopted by the Board of Directors about the distribution of a dividend of 0.02 euros per share, filed with the C.N.M.V dated on 02/03/05

EXHIBIT 6.-Telepizza submits a copy of the communication regarding the distribution of an interim dividend for the financial year 2004, filed with the C.N.M.V dated on 04/03/05

EXHIBIT 7.-Telepizza submits a copy of the Agenda of the Ordinary General Meeting of Shareholders, filed with the C.N.M.V dated on 30/03/05

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

Checks made through the Databases0020
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 19/01/05 **Outstanding Fact 55030**

The company informs that Tele Pizza, S.A. acquired 49% of the company Telepizza Insular, S.A., after this operation, becoming the holder of 99.99% of the shares in the aforementioned company. This purchase will be effective from the 31 of December of 2004.

COMMUNICATION OF SIGNIFICANT FACT

Madrid, 19th January 2005

In accordance with provisions set forth in article 82 of the Securities Market Law 24/1988 of 28 July, this is to inform the following significant fact for inclusion thereof in the public records of the said National Securities and Investment Board.

On the 18th of January, Tele Pizza, S.A. has signed on a public deed the purchase of 49% of the society Telepizza Insular, S.A., after this operation, Tele Pizza, S.A. holds 17,999 shares of the 18,000 that compose the capital structure of this subsidiary (that is to say, 99.99%). This purchase will be effective from the 31 of December of 2004.

Do not hesitate to contact us for any clarification you may deem fit.

Best regards,

Signed by: Javier Gaspar Pardo de Andrade
Board Member Secretary of the Board Directors
TELE PIZZA, SA.

Outstanding facts and other information

TELE PIZZA, S.A.

.

Date: 01/03/05 **Outstanding Fact 55951**

The Company submits information regarding its second half 2004 results.

INFORMATION REGARDING:

SEMESTER: Second   YEAR: 2004

I. INFORMATION REGARDING THE ISSUER

Corporate name:
Tele Pizza, S.A.

Registered offices:	Fiscal ID No.
C/ Isla Graciosa nº 7 28700 San Sebastián de los Reyes	A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:	Signature:
D. Fernando Zapater Marqués *Chief Executive Manager*	

CONTENTS OF THE SEMESTER REPORT
(insert X to mean it is included)

		Individual	Consolidated
I. Information regarding the issuer	**0010**	X	
II. Changes in the Consolidated Group	**0020**		X
III. Bases for the presentation and evaluation rules	**0030**	X	X
IV. Balance Sheet	**0040**	X	X
V. Profit and Loss Account	**0050**	X	X
VI. Distribution of the Net Turnover per Business	**0060**	X	X
VII. Number of Employees	**0070**	X	X
VIII.Business Development	**0080**	X	X
IX. Distributed Dividends	**0090**	X	
X. Significant Facts	**0100**	X	X
XI. Explanatory Annex for Significant Facts	**0110**	X	X
XII.Special Auditors' Report	**0120**		

II. CHANGES IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (19)

During 2004 Telepizza, S.A. sold its shares in FASGEL S.A. And the Company had increased a 49 per cent its capital share in Telepizza Insular S.A. and a 50 per cent in A tu Hora S.A.

On the other hand, on 2004 Telepizza Guatemala and Telepizza Chequia have been included in the Consolidated Group, both companies had started to operate that year.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

The same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year closed have been applied hereto, the same complying with the rules in force.

With date 11 of March of 2004 has been sent a modification to the statement presented with date 1st of March of 2004 . These changes are reclassifications that affect neither to the total amount of assets and liabilities nor to the patrimony of the society and the reported net results.

Consolidated balance sheet: The amount that was registered under the item 1250 Long-term Parent Company Shares has been moved under the item 1255 Long-term Trade Debtors .

Consolidated balance sheet: The amounts of the following items have been modified 1670 Other Short-term debts 1680 Accruals and deferred income.

Individual results: A reclassification has been made between the amounts registered under the items 1026 Results from Previous Years and the item 1030 Other Extraordinaries Results.

Note: **If you need further space for the requested information, another sheets can be included**

IV. BALANCE SHEET FOR THE INDIVIDUAL COMPANY

Unit: thousands of Euros

ASSETS		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	0200	0	0
I. Start-up expenses	0210	825	1.465
II. Intangible Assets	0220	18.778	16.091
II.1. Assets under capital leases	0221	2.266	4.068
II.2. Other Intangible Assets	0222	16.512	12.023
III. Tangible Assets	0230	51.672	49.485
IV. Financial Assets	0240	94.346	88.794
V. Long-term Own Shares	0250	0	0
VI. Long-term Trade Debtors	0255	772	1.130
B) FIXED ASSETS (1)	0260	**166.393**	**156.965**
C) DEFERRED EXPENSES (2)	0280	5.716	309
I. Shareholders' short term debt	0290	0	0
II. Stocks	0300	1.439	1.379
III. Debtors	0310	28.152	34.753
IV. Short-term Financial Investments	0320	20.289	24.016
V. Short-term Own shares	0330	0	0
VI. Cash and banks	0340	1.730	5.300
VII. Prepayments and accrued expenses	0350	1.848	1.689
D) CURRENT ASSETS	0360	**53.458**	**67.137**
TOTAL ASSETS (A+B+C+D)	0370	**225.567**	**224.411**

LIABILITIES		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	0500	6.708	6.708
II. Reserves	0510	36.436	58.602
III. Result from previous financial years	0520	0	0
IV. Results for the year	0530	17.180	-22.166
V. Dividend Prepayments made during the financial year	0550	-4.472	0
A) CAPITAL AND RESERVES	0560	**55.852**	**43.144**
B) DEFERRED INCOME (3)	0590	3.642	4.018
C) PROVISIONS FOR RISKS AND LIABILITIES	0600	4.667	5.830
I. Issue of debentures and other negotiable securities	0610	58.526	0
II. Amounts owed to Credit Entities	0615	0	21.813
III. Amounts owed to Associated and Affiliated Companies	0620	0	0
IV. Long-term Trade Creditors	0625	0	0
V. Other Long-term Debts	0630	6.339	1.737
D) LONG-TERM LIABILITIES	0640	**64.865**	**23.550**
I. Issue of debentures and other negotiable securities	0650	352	0
II. Amounts owed to Credit Entities	0655	22.386	62.331
III. Amounts owed to Associated and Affiliated Companies	0660	51.508	60.735
IV. Trade Creditors	0665	12.453	16.557
V. Other Short-term Debts	0670	9.142	6.946
VI. Accruals and deferred income	0680	700	1.300
E) SHORT-TERM LIABILITIES	0690	**96.541**	**147.869**
F) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	0695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**225.567**	**224.411**

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

ASSETS		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	1200	0	0
I. Start-up expenses	1210	1.333	1.643
II. Intangible Assets	1220	24.702	22.350
II.1. Assets under capital leases	1221	5.308	7.889
II.2. Other Intangible Assets	1222	19.394	14.461
III. Tangible Assets	1230	89.981	89.297
IV. Financial Assets	1240	27.906	31.886
V. Long-term Parent Company Shares	1250	0	8.862
VI. Long-term Trade Debtors	1255	969	1.130
B) FIXED ASSETS (1)	1260	**144.891**	**155.168**
C) CONSOLIDATED GOODWILL	1270	18.531	18.304
D) DEFERRED EXPENSES (2)	1280	5.716	453
I. Shareholders' short term debt	1290	0	0
II. Stocks	1300	10.284	10.329
III. Debtors	1310	30.418	32.885
IV. Temporary Financial Investments	1320	9.294	2.464
V. Short-term Parent Company shares	1330	0	0
VI. Cash and banks	1340	7.386	9.899
VII. Prepayments and Accrued Expenses	1350	2.288	2.143
E) CURRENT ASSETS	1360	**59.670**	**57.720**
TOTAL ASSETS (A + B + C + D + E)	1370	**228.808**	**231.645**

LIABILITIES		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	1500	6.708	6.708
II. Parent Company Reserves	1510	111.733	84.757
III. Retained Earnings in Consolidated Companies (16)	1520	-36.666	4.269
IV. Foreign currency translation adjustment (17)	1530	-21.265	-21.654
V. Result Allocated to the Parent Company	1540	19.299	-13.633
VI. Dividend prepayments made during the financial year	1550	-4.472	0
A) CAPITAL AND RESERVES	1560	**75.337**	**60.447**
B) MINORITY INTERESTS	1570	4	1.548
C) NEGATIVE CONSOLIDATION DIFFERENCES	1580	0	0
D) DEFERRED INCOME (3)	1590	5.198	4.976
E) PROVISIONS FOR RISKS AND LIABILITIES	1600	6.329	5.660
I. Issue of debentures and other negotiable securities	1610	58.526	0
II. Amounts owed to Credit Entities	1615	1.739	24.237
III. Long-term Trade Creditors	1625	0	0
IV. Other Long-term Debts	1630	6.384	1.767
F) LONG-TERM LIABILITIES	1640	**66.649**	**26.004**
I. Issue of debentures and other negotiable securities	1650	352	0
II. Amounts owed to Credit Entities	1655	22.676	75.805
III. Trade Creditors	1665	35.773	42.294
IV. Other Short-term Debts	1670	14.758	12.380
V. Accruals and deferred income	1680	1.732	2.531
G) SHORT-TERM LIABILITIES	1690	**75.291**	**133.010**
H) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	1695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**228.808**	**231.645**

V. INDIVIDUAL RESULTS OF THE COMPANY

Unit: thousands of Euros

		Code	CURRENT F. YEAR Amount	CURRENT F. YEAR %	LAST F. YEAR Amount	LAST F. YEAR %
+	Net turnover amount (5)	0800	186.863	100,00%	184.132	100,00%
+	Other Income (6)	0810	16.785	8,98%	14.772	8,02%
+/-	Variations in the inventories of finished products and products in progress	0820	0	0,00%	0	0,00%
=	TOTAL VALUE OF PRODUCTION	0830	**203.648**	108,98%	**198.904**	108,02%
-	Net Purchases	0840	-76.739	-41,07%	-77.780	-42,24%
+/-	Variations in the inventories of goods for resale, raw materials and other consumables	0850	0	0,00%	0	0,00%
-	External and Working Expenses (7)	0860	-39.429	-21,10%	-40.574	-22,04%
=	ADJUSTED VALUE ADDED	0870	**87.480**	46,82%	**80.550**	43,75%
+/-	Other Expenses and Incomes (8)	0880	0	0,00%	0	0,00%
-	Personnel Cost	0890	-58.595	-31,36%	-57.109	-31,02%
=	GROSS OPERATING RESULTS	0900	**28.885**	15,46%	**23.441**	12,73%
-	Depreciation and Amortization	0910	-10.661	-5,71%	-10.720	-5,82%
-	Transfer for the Reversion Fund	0915	0	0,00%	0	0,00%
-	Variations in the Current Assets Provisions	0920	-26	-0,01%	0	0,00%
=	NET OPERANTING RESULTS	0930	**18.198**	9,74%	**12.721**	6,91%
+	Financial Income	0940	7.151	3,83%	16.582	9,01%
-	Financial Expenses	0950	-4.834	-2,59%	-9.259	-5,03%
+	Capitalized Exchange Interests and Differences	0960	-3	0,00%	0	0,00%
-	Variations in the Current Assets Provisions (9)	0970	0	0,00%	0	0,00%
=	RESULTS FROM ORDINARY ACTIVITIES	1020	**20.512**	10,98%	**20.044**	10,89%
+/-	Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	1021	824	0,44%	-3.543	-1,92%
-	Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	1023	191	0,10%	-53.805	-29,22%
+/-	Results from Transactions with Own Shares and Debentures (13)	1025	0	0,00%	0	0,00%
+/-	Results from Previous Years (14)	1026	2.105	1,13%	-279	-0,15%
+/-	Other Extraordinary Results (15)	1030	-2.817	-1,51%	-5.901	-3,20%
=	RESULTS BEFORE TAXES	1040	**20.815**	11,14%	**-43.484**	-23,62%
+/-	Corporate Tax and Others	1042	-3.635	-1,95%	21.318	11,58%
=	RESULTS FOR THE YEAR	1044	**17.180**	9,19%	**-22.166**	-12,04%

V. RESULTS OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

		CURRENT F. YEAR		LAST F. YEAR	
		Amount	%	Amount	%
+ Net turnover amount (5)	1800	273.309	100,00%	272.967	100,00%
+ Other Income (6)	1810	15.231	5,57%	18.055	6,61%
+/- Variations in the inventories of finished products and product	1820	0	0,00%	0	0,00%
= TOTAL VALUE OF PRODUCTION	1830	**288.540**	105,57%	**291.022**	106,61%
- Net Purchases	1840	-76.956	-28,16%	-77.444	-28,37%
+/- Variations in the inventories of goods for resale, raw materials and other consumables	1850	0	0,00%	0	0,00%
- External and Working Expenses (7)	1860	-66.980	-24,51%	-67.383	-24,69%
= ADJUSTED VALUE ADDED	1870	**144.604**	52,91%	**146.195**	53,56%
+/- Other Expenses and Incomes (8)	1880	0	0,00%	0	0,00%
- Personnel Cost	1890	-90.511	-33,12%	-90.319	-33,09%
= GROSS OPERATING RESULTS	1900	**54.093**	19,79%	**55.876**	20,47%
- Depreciation and Amortization	1910	-17.894	-6,55%	-19.018	-6,97%
- Transfer for the Reversion Fund	1915	0	0,00%	0	0,00%
- Variations in the Current Assets Provisions (9)	1920	-45	-0,02%	-6.573	-2,41%
= NET OPERATING RESULTS	1930	**36.154**	13,23%	**30.285**	11,09%
+ Financial Income	1940	571	0,21%	2.418	0,89%
- Financial Expenses	1950	-4.128	-1,51%	-6.853	-2,51%
+ Capitalized Exchange Interest and Differences	1960	0	0,00%	0	0,00%
- Transfer for Amortization and Financial Provisions (10)	1970	0	0,00%	0	0,00%
+/- Conversion Results (18)	1980	0	0,00%	0	0,00%
+/- Share in profits from companies consolidated under equity method	1990	0	0,00%	-48	-0,02%
- Amortization of the Consolidated Goodwill	2000	-1.299	-0,48%	-1.413	-0,52%
+ Reversion of Negative Consolidation Differences	2010	104	0,04%	0	0,00%
= RESULTS FROM ORDINARY ACTIVITIES	2020	**31.402**	11,49%	**24.389**	8,93%
+/- Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	2021	826	0,30%	-11.226	-4,11%
- Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	2023	-440	-0,16%	-25.558	-9,36%
+/- Results from Transactions with Own Shares and Debentures (13)	2025	2.775	1,02%	0	0,00%
+/- Results from Previous Years (14)	2026	719	0,26%	-115	-0,04%
+/- Other Extraordinary Results (15)	2030	-6.216	-2,27%	-19.162	-7,02%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	**29.066**	10,63%	**-31.672**	-11,60%
+/- Tax on Profits	2042	-9.763	-3,57%	18.258	6,69%
= CONSOLIDATED RESULTS FOR THE FINANCIAL YEAR	2044	**19.303**	7,06%	**-13.414**	-4,91%
+/- Results allocated to minority interests	2050	-4	0,00%	-219	-0,08%
= RESULTS ALLOCATED TO THE PARENT COMPANY	2060	**19.299**	7,06%	**-13.633**	-4,99%

VI. DISTRIBUTION OF THE NET TURNOVER AMOUNT PER BUSINESS

BUSINESS		INDIVIDUAL		CONSOLIDATED	
		Current year	Last year	Current year	Last year
Factory sales	2100	57.658	57.730	56.186	56.118
Outlet sales	2105	113.207	113.802	198.493	201.706
Other sales	2110	15.998	12.600	18.630	15.143
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Works Performed pending Certification (*)	2145				
Total I. N. C. N	2150	**186.863**	**184.132**	**273.309**	**272.967**
Internal Market	2160	186.134	183.421	214.051	213.633
Exports: European Union	2170	621	619	41.501	29.877
OEDC Countries	2173	0	14	6.361	20.288
Other Countries	2175	108	78	11.396	9.169

(*) To be filled in only by Building Companies

VII. AVERAGE NUMBER OF EMPLOYEES DURING THIS CURRENT PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current year	Last year	Current year	Last year
TOTAL NUMBER OF EMPLOYEES	3000	3.024	3.083	6.419	7.282

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

Telepizza Group obtained a consolidated net profit of 19.3 million euros in 2004, which compares with the losses of 13.63 million euros obtained in 2003.

Telepizza already continues strengthening the trend showed from the beginning of the current year and reaffirms its path of profitability, after finalizing in 2003 its process of restructuring.

The sales of the chain in the countries in which it operates have increased 1.6 percent in 2004, with respect to the same period of 2003, reaching 394.57 million euros. It is worth mentioning, the increase of 27.6 percent of the sales of the chain in Chile.

If you need further space for the requested information, another sheets can be included.

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

On the other hand, the Gross Operating Result (EBITDA), has increased a 9.6 percent up to 54.05 million euros, which compares with the 49.3 million euros obtained in 2003.

The ordinary result has increased by 28.8 percent, reaching 31.4 million euros.

It is worth highlighting the reduction of the banking net indebtedness that decreased from 134.4 million in 2001 to 8.4 million at the end of 2004

The profitability path in which Telepizza has held allowed the company to initiate an active policy of direct payment to the shareholder.

Thus, the Board of Directors of Telepizza has approved the distribution of a dividend of 0.02 euro per share, that is added to the dividend of 0.02 euro per share, distributed the past month of July on account of the results of 2004.

The total dividend on account of the results of exercise 2004 rises 0.04 euro per share, which implies the distribution of 8.9 million euros among the shareholders.

This total dividend means to allocate more of the 46 percent of the net profit as a direct payment to the shareholders.

Thus, it is possible to remember that Telepizza distributed in July the first dividend in the history of the society, that was 0.02 euros per share, on account of the results of 2004.

In the international area, the company continues strengthening its leadership in Portugal, Poland and Chile, countries in which decided to concentrate their direct activity.

At the end of 2004, Telepizza had 781 establishments, 251 are included in its international area. It is worth highlighting that, during September, the Company inaugurated its first establishment in Czech Republic.

Telepizza directly manages a 46.6 percent of the 781 establishments in Spain, Portugal, Poland, Chile, Czech Republic and Central America.

If you need further space for the requested information, another sheets can be included

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

During 2004, Telepizza has continued developing its plan of modernization.

Within this plan, the company finalized in 2004 the adaptation to its new image in practically the totality of its own establishments and in a 42 percent of its franchised stores, 133 establishments in Portugal, Poland and Chile must be added to this amount.

In the marketing area, Telepizza made the implantation of CRM tools, developed by the company and that has allowed to begin segmented campaigns.

Telepizza has increased its offer to the consumer, being one of the features more valued by the customers. During 2004, the launching of two new pizzas took place (Telepizza Formaggio and Telepizza Mediterranean) and a new complement (Chicken Delights).

Also, in Spain, the company continued with the strategy of alliances, with the aim to develop market segments in which the company is not present, as well as offering a joint offer together with leader companies in order to target new customer segments.

Telepizza initiated the opening of a new format of stores, located in shared businesses. That means for the Company a new alternative for the horizontal growth of the Group.

In addition, the company started a new channel of sale through hotels, by which the customers of first-class chain hotels can place their Telepizza orders from their rooms by calling the receptionist. At the present time, around 200 hotels in our country offer this new service to its clients.

On the other hand, the company has developed its channel of sale by Internet. This service is available in all the own stores of the company in Spain and means a new alternative for the consumer.

During the past year, the company continued strengthening its relations with the franchisees, making an agreement of stability that regulates, among other aspects, the transference prices and the renewal conditions. This agreement started to be effective after being accepted by more of the 87 percent of the franchisees of Telepizza.

Regarding the industrial area, Telepizza continues with its Director Plan, once the most significant investments have finished. During 2004 it has continued the progression in the levels of efficiency in its manufacture and logistic platform, located in Daganzo (Madrid), in which have been taken successive improvements with the same objective.

Note: The sales of the chain include the sales of the own and franchised stores. This concept defers from the Turnover which includes: Sales of the own stores to the public, sales from the factories to the franchised stores and other income from franchised stores.

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100	0,70	0,02	4.472
2. Preferred Stock	3110	0,00	0,00	0,00
3. Shares with no voting rights	3120	0,00	0,00	0,00

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

THE ORDINARY ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TELE PIZZA, S.A., CELEBRATED ON THE 29 JULY 2004, DECIDED THE DISTRIBUTION OF A DIVIDEND TO THE SHAREHOLDERS WITH A GROSS AMOUNT OF 0.02 EUROS PER SHARE ON ACCOUNT OF THE RESULT IN THE FISCAL YEAR 2004.
THE BOARD OF DIRECTORS OF TELE PIZZA, S.A., CELEBRATED ON THE 1ST OF MARCH OF 2005, HAS DECIDED TO PAY AN ADDITIONAL DIVIDEND ON ACCOUNT OF THE RESULT IN THE FISCAL YEAR 2004, WITH A GROSS AMOUNT OF 0.02 EUROS PER SHARE.

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220	X	
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240	X	
6. Changes in Managers or in the Board of Directors.	3250		X
7. Amendments of the Articles of Association.	3260	X	
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330	X	
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

On 1st May 2004, the company filed information about the results obtained in the second half-year of 2003.

On 25th March 2004, Telepizza filed information on the first issue of Bonds convertible into and/or exchangeable for shares of the company itself.

On 27th April 2004, the company filed information about the results obtained in the first quarter of 2004. In addition, the company communicated that the Board of Directors had formally announced that the issue of Bonds convertible into and/or exchangeable for shares of the company itself was closed at a meeting held on that same day.

On 14th May 2004, Telepizza communicated the framework agreement for stability entered into with its franchisees, to which more than 84% of its franchisees had adhered on that date.

On 21st May 2004, the company communicated that the rate of interest to be applied to the first period of biannual interest for the first issue of Bonds convertible into and/or exchangeable for shares of Tele Pizza, S.A. would be 2.806%.

On 1st June 2004, the company filed the Agenda for the General Meeting of Shareholders.

On 2nd June 2004, the company filed documentation about the next General Meeting of Shareholders. On that same day, the company sent the Annual Report on Corporate Government of the fiscal year 2003.

On 4th June 2004, the company filed the documentation related to the next General Meeting of Shareholders, this information is also avaliable on the company web site.

On 25th June 2004, the company communicated that it had entered into a Masterfranchise agreement with the Campero Grupo for the Republic of Guatemala.

On 29th June 2004, the company communicated the resolutions adopted by the General Meeting of Shareholders held on that same day. In addition, the company communicated that the shareholders had approved the distribution of a dividend on account of the result in the fiscal year 2004, after a partial application of the voluntary reserves account to the legal reserve and offset of losses incurred in previous years.

On 1st July 2004, the company communicated that Columbia Tristar Home Entertainment, Sony Computer Entertainment and Telepizza had entered into a collaboration agreement by which the Telepizza customers would benefit from special offers from the 1st of July 2004.

On 5th July 2004, the company communicated the Agenda of the General Meeting of Bondholders for the First Issue of Bonds convertible into and/or exchangeable for shares of Telepizza, S.A.

On 5th July 2004, the company communicated the resolutions adopted by the General Meeting of Shareholders held on 29th June 2004.

Note: **If you need further space for the requested information, another sheets can be included**

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

On 6th July 2004, the company communicated the Agenda of the General Meeting of Bondholders for the First Issue of Bonds convertible into and/or exchangeable for shares of the company. Likewise, the articles of association of the Syndicate of Bondholders and the text of the resolutions adopted by the General Meeting of Shareholders in connection with the application of the voluntary reserves account, were enclosed.

On 20th July 2004, the company communicated that it would pay a gross amount of 0.02 euros per share on account of the results of the fiscal year 2004. Such payment would be carried out on the 28th July 2004.

On 23rd July 2004, the company communicated that the first call for the General Meeting of Bondholders of the First Issue of Bonds convertible into and/or exchangeable for shares of the company itself had been held on the previous day.

On 23rd July 2004, the company communicated that the Appointment and Remuneration Commission had appointed Manuel Capelo García to be Director General of the Group for Spain.

On 26th July 2004, the company sent information about the results obtained in the first half-year of 2004.

On 29th July 2004, the company communicated the Rules of the Long-Term Incentive Program for TELE PIZZA, S.A. Managing Team. The program is instrumented through an individualized attribution to participants of the Rights Equivalent to the Share Revaluation (SARS) and is subject to the compliance with certain strategic targets set by the Board of Directors

On 02nd September 2004, the company communicated that has bought to Terra Networks Asociadas the 50 per cent of the shares that this company had of the society A Tu Hora, S.A., becoming Telepizza Group the owner of the 100 per cent of this company.

On 15th October 2004, the company communicated the first interest payment of the 1st Issue of Bonds Convertible Into and/or Exchangeable For Shares of TELEPIZZA, S.A. will take place on 21st October 2004 with a gross amount per each bond of 0.19642 euros.

On 21st October 2004, the company communicated the rate of interest to be applied to the second period of biannual interest for the first issue of Bonds convertible into and/or exchangeable for shares of Tele Pizza, S.A., it would be 2.928% (Six month EURIBOR 2.178 + 0.75).

On 15th November 2004, the company filed information about the results obtained in the third quarter of 2004.

On 19th January 2005. Tele Pizza, S.A. acquired 49% of the company Telepizza Insular, S.A., after this operation, Tele Pizza, S.A. becomes the holder of 99.99% of the shares in the aforementioned company. This purchase will be effective from the 31 of December of 2004.

XII. SPECIAL AUDITORS' REPORT

(This part shall only be filled in with information regarding the first Semester of the fiscal year following the last closed and audited one, and shall be applicable to those issuing companies which, in compliance with the provisions of subparagraph 13 of the Ministerial Order dated 18th January 1991, are liable to submit a special report by its auditors, when the auditors' report regarding the immediately preceding annual accounts has denied the opinion or contains a negative or qualified opinion. The same shall mention that the said special auditors' report is included as an annex to the semester information, and shall include a copy of the information or declarations given or made by the Managers of the Company about the updated position of the qualifications mentioned by the auditor in its report of the annual accounts of the previous year and that, in compliance with the applicable Technical Auditing Accounts, would have been useful for the preparation of the said special report).

NOTA: En caso de ser insuficiente el espacio reservado en este cuadro apara las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

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Outstanding facts and other information

TELE PIZZA, S.A.

Date: 01/03/05 **Outstanding Fact 17952**

The Company submits presentation regarding its second half 2004 results.

telepizza®

2004 Results

March 2005

Index

telepizza®

ACTIVITIES

telepizza®

SPAIN

telepizza®

Objectives Spain

Main objectives of the activities in 2004 in Spain

- To provide the Company with all the necessary tools and to test them in order to obtain a profitable sales growth in 2005
  - Marketing: Transition to a segmented marketing and commercial alliances
  - Operations: Reorientate the structure towards a more efficient regional management
  - Development of new channels for the sale
- Industrial Master Plan: Progress in the learning curve with improvements in efficiency
- Reinforce the relations with the franchisees

telepizza®

Marketing

Marketing Strategy in 2004

- **Transition to a segmented marketing:**
  - September 2004: Starting the use of CRM tools
- **Communication of "the Telepizza moments":**
  - Reinforce the positioning of the brand
- **Identifying new opportunities of business**
  - Children Club, hotels and call centre
- **Promotions: Alliances with commercial partners**
  - Joint offer for the leisure at home
  - Promotional gifts with a higher perceived value

telepizza®

Marketing

Marketing Strategy in 2004

- **Diagnosis of regional areas for applying a regional marketing**
  - To be closer to the consumer
  - Adapt our offer to the local competition
- **Innovation: Variety and capacity to surprise the consumer**

February — April — September

PIZZA FROMAGGIO — DELICIAS DE POLLO — PIZZA MEDITERRÁNEA


formaggio

Operations

Company-owned stores: Commercial Orientation

- **From the second quarter on, higher decentralization of the operations**
  - Apply a more efficient regional management
- **Design of plans to sell to new institutional customers**
  - Room service of Telepizza for hotels: 195 hotels Dec. 2004
- **Sales via Internet**
  - December 2004; Internet sales available in all the own stores in Spain
  - It makes easier operations at store level
  - Another option for the consumer
- **229 owned stores at December 2004: 99% with the new image**

telepizza®

Operations

Franchisees

- 301 stores (56.8%) at December 2004, 41% with the new image
- Opening of 7 new franchised mini-stores
- Agreement of stability with franchisees regarding transfer prices and the renewing policy
  - 87.5% of franchisees under the agreement
- New business format for towns under 30,000 inhabitants: Possibility to adapt a Telepizza store within another business
  - Agreement for petrol stations

telepizza®

Industrial Plan

- Industrial centre located in Daganzo: Progress in the learning curve with improvement in efficiency
  - Automatization of all the processes
  - Reduction of the level of waste
  - Optimisation of the preservation characteristics of the product
- Improvement of the logistics planning
- End of significant investments

telepizza®

INTERNATIONAL

telepizza®

International Objectives

Objectives of the international activities in 2004

- Increase in market share
- Horizontal growth
- Higher development of the franchise
- New image
- Development of Central America Masterfranchise
- Starting operations in the Czech Republic

telepizza®

Internacional

Portugal

- Telepizza is the leader in the delivery sector: 60% market share
- Country economic situation have led us to make a higher commercial effort. Portuguese internal demand has not been reactivated by the Eurocopa 2004.
- Stability in sales (-1.1%), affected by the economic situation of the country
- 67 stores, with 38.8% of franchised stores at December 2004
- 54 stores refurbished with new image by December 2004

telepizza®

Internacional

Poland

- Telepizza is the leader in the delivery sector: 47% market share
- Sales growth of 3.9% *
- Lower commercial effort in 2004, reaching an adequate level of average order price
- Regional marketing to adapt the commercial activities to the local competition
- 93 stores, with 36.6% franchised stores at December 2004
- 48 stores refurbished with the new image at December 2004
- Opening of a store in the Czech Republic, October 2004

*growth in local currency

telepizza®

Internacional

Chile

- Telepizza is the leader in the delivery sector: 45% market share
- Significant sales growth: 24.5%*
- Success of commercial strategy with increase in the nº of orders, customers and average order price
- Expansion to the north of the country: 5 new stores
- 38 stores at the end of 2004, 10.5% franchised stores
- 31 stores with the new corporate image at December 2004

*growth in local currency

telepizza®

Results 2004

telepizza®

Chain Sales

	2004	2003	Δ %
Spain	**318,75**	**320,40**	**-0,5%**
Portugal	36,14	36,53	-1,1%
Poland *	22,14	21,93	0,9%
Chile **	11,93	9,35	27,6%
Czech Republic	0,02	--	--
Central America	5,59	--	--
Subtotal International	**75,82**	**67,80**	**11,8%**
Subtotal Sales	**394,57**	**388,20**	**1,6%**
Not operating countries 2004	0,00	8,04	--
Total Sales	**394,57**	**396,24**	**-0,4%**

* Poland: local currency growth: **+3.9%**

** Chile: local currency growth:**+24.5%**

Figures in million euros

telepizza®

Consolidated Profit and loss account

	2004	%	2003	%	Δ %
Turnover	273,31	100,0%	272,97	100,0%	0,1%
Other Operating Income	15,23	5,6%	18,06	6,6%	-15,6%
Total Operating Income	**288,54**	**105,6%**	**291,02**	**106,6%**	**-0,9%**
Cost of goods sold	-76,96	-28,2%	-77,44	-28,4%	-0,6%
Gross Margin	**211,58**	**77,4%**	**213,58**	**78,2%**	**-0,9%**
Personnel Cost	-90,51	-33,1%	-90,32	-33,1%	0,2%
Other Operating expenses	-67,03	-24,5%	-73,96	-27,1%	-9,4%

Figures in million euros

telepizza®

EBITDA



EBITDA (in million euros)
60,00
50,00
40,00
30,00
20,00
10,00
0,00
49,30
54,05
2003
2004



EBITDA Margin over Consolidated sales
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
18.1%
19.8%
2003
2004

Figures in million euros

telepizza®

EBITDA Breakdown

	2004		2003		2004 vs 2003 %
	Mill euro	% Sales	Mill euro	% Sales	
Spain	**46,03**	**21,5%**	**41,92**	**19,6%**	**9,8%**
Portugal	3,94	14,0%	4,52	15,8%	-12,7%
Poland	1,58	8,0%	1,15	5,7%	38,0%
Chile *	2,40	21,0%	2,15	23,5%	11,2%
CentralAmerica	0,10	---	0,00	---	---
Subtotal International	**8,02**	**13,5%**	**7,82**	**13,5%**	**2,5%**
SUBTOTAL EBITDA	**54,05**	**19,8%**	**49,73**	**18,3%**	**8,7%**
Not operating countries 2004	0,00	---	-0,43	---	---
TOTAL EBITDA	**54,05**	**19,8%**	**49,30**	**18,1%**	**9,6%**

•Poland includes EBITDA from the Czech Republic. 51.5% Polish EBITDA growth in local currency

** 7.6% Chilean EBITDA growth in local currency. EBITDA affected by the parent company royalty charge in 2004. Without this charge the increase would have been +33,5% in local currency.

Figures in million euros

telepizza®

EBITDA by country

Spain: EBITDA increase of 9.8%:

- Higher income from the franchising activity
- Higher efficiency in the industrial side

Portugal: EBITDA decrease of 12.7% :

- Negative effect from the operating leverage
- Higher commercial effort due to the economic situation of the country
- Measures taken to adapt our offer to the economic situation of the country in 2005

Poland: EBITDA increase of 51.5% in local currency:

- Positive operating leverage
- Better management of personnel and reduction of fixed costs
- Lower commercial effort

Chile: EBITDA increase of 7.6% in local currency

- EBITDA affected by the parent company royalty charge in 2004. Without this charge the increase would have been +33,5% in local currency
- Positive operating leverage
- Higher efficiencies in the factory

telepizza®

Consolidated Profit and loss account

	2004	%	2003	%	Δ %
EBITDA	54,05	19,8%	49,30	18,1%	9,6%
Depreciation and amortization	-17,89	-6,5%	-19,02	-7,0%	-5,9%
EBIT	36,15	13,2%	30,29	11,1%	19,4%
FINANCIAL RESULT	-3,56	-1,3%	-4,44	-1,6%	19,8%
Share in profits from companies consolidated under the equity method	0.00	0,0%	-0,05	0,0%	—
Negative consolidation difference reverted	0,10	0,0%	0,00	0,0%	—
Amortization of consolidated goodwill	-1,30	-0,5%	-1,41	-0,5%	-8,1%
ORDINARY PROFIT	31,40	11,5%	24,39	8,9%	28,7%
EXTRAORDINARY RESULTS	-2,34	-0,9%	-56,06	-20,5%	95,8%
CONSOLIDATED PROFIT BEFORE TAXES	29,07	10,6%	-31,67	-11,6%	---
Corporation tax	-9,76	-3,6%	18,26	6,7%	—
CONSOLIDATED PROFIT	19,30	7,1%	-13,41	-4,9%	---
Profit allocated to minority interests	0.00	0,0%	-0,22	-0,1%	—
PROFIT ALLOCATED TO THE PARENT COMPANY	19,30	7,1%	-13,63	-5,0%	---

Figures in million euros

telepizza®

Stores Situation

	Dec- 04	Dec- 03
SPAIN	530	532
INTERNATIONAL	251	184
Portugal	67	65
Poland	93	87
Chile	38	32
Czeck Republic	1	0
Central America	52 *	0
TOTAL	781	716

* Telepizza Corners in Pollo Campero restaurants

telepizza®

Stores Situation

	Dec- 04		Dec- 03	
SPAIN	530		532	
Company-owned stores	229	43,2%	230	43,2%
Franchised stores	301	56,8%	302	56,8%
INTERNACIONAL	251		184	
Company-owned stores	135	53,8%	132	71,7%
Franchised stores	116	46,2%	52	28,3%
TOTAL	781		716	
Company-owned stores	364	46,6%	362	50,6%
Franchised stores	417	53,4%	354	49,4%

telepizza®

Conclusions 2004

- 2004 has been orientated to provide the Company with all the necessary tools and to test them in order to obtain a profitable sales growth in 2005
- Improvements in profitability
- End of significant capex

telepizza®

Outstanding facts and other information

TELE PIZZA, S.A.

.

Date: 02/03/05 **Outstanding Fact 17955**

The Company submits press release regarding its second half 2004 results.

The ordinary result has increased by 28.8 percent, reaching 31.4 million euros.

TELEPIZZA INCREASES ITS NET PROFIT TO 19.3 MILLION EUROS

The Board of Directors approves the distribution of a dividend of 0.02 euro per share

Telepizza Group obtained a consolidated net profit of 19.3 million euros in 2004, which compares with the losses of 13.63 million euros obtained in 2003.

Telepizza already continues strengthening the trend showed from the beginning of the current year and reaffirms its path of profitability, after finalizing in 2003 its process of restructuring.

The sales of the chain in the countries in which it operates have increased 1.6 percent in 2004, with respect to the same period of 2003, reaching 394.57 million euros. It is worth mentioning, the increase of 27.6 percent of the sales of the chain in Chile.

On the other hand, the Gross Operating Result (EBITDA), has increased a 10 percent up to 54.05 million euros, which compares with the 49.3 million euros obtained in 2003.

The ordinary result has increased by 28.8 percent, reaching 31.4 million euros.

It is worth highlighting the reduction of the banking net indebtedness that decreased from 134.4 million in 2001 to 8.4 million at the end of 2004

The profitability path in which Telepizza has held allowed the company to initiate an active policy of direct payment to the shareholder.

Thus, the Board of Directors of Telepizza has approved the distribution of a dividend of 0.02 euro per share, that is added to the dividend of 0.02 euro per share, distributed the past month of July on account of the results of 2004.

The total dividend on account of the results of exercise 2004 rises 0.04 euro per share, which implies the distribution of 8.9 million euros among the shareholders.

This total dividend means to allocate more of the 46 percent of the net profit as a direct payment to the shareholders.

Thus, it is possible to remember that Telepizza distributed in July the first dividend in the history of the society, that was 0.02 euros per share, on account of the results of 2004.

In the international area, the company continues strengthening its leadership in Portugal, Poland and Chile, countries in which decided to concentrate their direct activity.

At the end of 2004, Telepizza had 781 establishments, 251 are included in its international area. It is worth highlighting that, during September, the Company inaugurated its first establishment in Czech Republic.

Telepizza directly manages a 46.6 percent of the 781 establishments in Spain, Portugal, Poland, Chile, Czech Republic and Central America.

During 2004, Telepizza has continued developing its plan of modernization.

Within this plan, the company finalized in 2004 the adaptation to its new image in practically the totality of its own establishments and in a 42 percent of its franchised stores, 133 establishments in Portugal, Poland and Chile must be added to this amount.

In the marketing area, Telepizza made the implantation of CRM tools, developed by the company and that has allowed to begin segmented campaigns.

Telepizza has increased its offer to the consumer, being one of the features more valued by the customers. During 2004, the launching of two new pizzas took place (Telepizza Formaggio and Telepizza Mediterranean) and a new complement (Chicken Delights).

Also, in Spain, the company continued with the strategy of alliances, with the aim to develop market segments in which the company is not present, as well as offering a joint offer together with leader companies in order to target new customer segments.

Telepizza initiated the opening of a new format of stores, located in shared businesses. That means for the Company a new alternative for the horizontal growth of the Group.

In addition, the company started a new channel of sale through hotels, by which the customers of first-class chain hotels can place their Telepizza orders from their rooms by calling the receptionist. At the present time, around 200 hotels in our country offer this new service to its clients.

On the other hand, the company has developed its channel of sale by Internet. This service is available in all the own stores of the company in Spain and means a new alternative for the consumer.

During the past year, the company continued strengthening its relations with the franchisees, making an agreement of stability that regulates, among other aspects, the transference prices and the renewal conditions. This agreement started to be effective after being accepted by more of the 87 percent of the franchisees of Telepizza.

Regarding the industrial area, Telepizza continues with its Director Plan, once the most significant investments have finished. During 2004 it has continued the progression in the levels of efficiency in its manufacture and logistic platform, located in Daganzo (Madrid), in which have been taken successive improvements with the same objective.

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Outstanding facts and other information

TELE PIZZA, S.A.

Date: 02/03/05 **Outstanding Fact 55969**

The Company submits the agreement adopted by de Board of Directors about the distribution of 0.02 euros per share, as interim dividend for the financial year 2004.

COMMUNICATION OF RELEVANT FACT

Madrid, 1st March 2005.

Dear Sirs,

In accordance with provisions set forth in article 82 of the Securities Market Law 24/1988 of 28 July, hereby proceeds to inform the following for inclusion thereof in the public records of the said Spanish Securities end Exchange Commission.

The Board of Directors, in his meeting of today, has adopted, among others, the following agreements:

- On one hand, the Annual Accounts relative to fiscal year 2004 have been formulated, having communicated today the results of this year to the Spanish Securities and Exchange Organism.

- And on the other hand, in accordance with and within the limits of Article 216 of the LSA, has decided the distribution between its shareholders the amount of 2 cents of euro per share, as interim dividend for the financial year 2004. This dividend will be payable on the 14th of March of 2005, through the institution where the shareholder has deposited his titles.

Please find attached the press release that will be distributed today in relation to the agreements adopted.

Do not hesitate to contact us for any clarification you may deem fit, best regards,

Signed by: D. Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors of TELE PIZZA, S.A..

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Outstanding facts and other information

TELE PIZZA, S.A.

.

Date: 04/03/05 **Outstanding Fact 17967**

The Company informs about the distribution among the shareholders of 0.02 euros per share, as interim dividend for the financial year 2004. The payment carried out the 14th of March 2005.

INTERIM DIVIDEND OF TELE PIZZA, S.A.

Madrid, 4th March 2005

Tele Pizza, S.A. informs that the Board of Directors, has resolved to distribute among the shareholders a gross amount of 0.02 euros per share on account of the dividends in fiscal year 2004. The payment will be carried out on the 14th of March according to the following breakdown:

- ISSUE NAME: TELE PIZZA, S.A.
- ISIN CODE: ES0178344117
- KIND OF OPERATION: Interim dividend
- DATE OF PAYMENT: 14th March 2005
- TOTAL NUMBER OF SHARES: 223.597.400
- UNIT GROSS AMOUNT: 0,02000000
- UNIT TAXATION AMOUNT: 0,00300000
- UNIT NET AMOUNT: 0,01700000
- DIVIDEND GROSS AMOUNT: 4.471.948,00000000
- TAXATION AMOUNT: 670.792,20000000
- DIVIDEND NET AMOUNT: 3.801.155,80000000
- PAYING ENTITY: Renta 4 Sociedad de Valores, S.A. (3501)

We also request that the operation should be settled though the means made available by Iberclear to its Participating Entities, with Renta 4 Sociedad de Valores, S.A. being the Paying Entity designated by this Issuer.

Tele Pizza, S.A. P.P.

Mr. Fernando Echecopar Flórez
Attorney

Ms. Ana Domingo Sanz
Attorney

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 30/03/05 **Outstanding Fact 56450**

The Company informs the call for the Ordinary General Meeting of Shareholders and submits a copy of the Agenda.

Madrid, 30th March 2005

Dear Sirs,

Please find attached –since we consider that this information is a significant fact–, the text of the call for the Ordinary General Meeting of Shareholders that will be held at 12 am on the 27th of April 2005 in a second call since the required quorum for the first call –which is fixed for the 26th of April 2005– is not likely to be met. The publication of this text in compliance with the legal requirements will take place in a few days.

The text of the resolutions and other documents which must be submitted to the General Meeting for consideration and approval, will be made available to the shareholders from the date on which the call shall be published.

Do not hesitate to contact us for any clarification.

Yours faithfully,

Signed by: Javier Gaspar Pardo de Andrade
Secretary of the Board of Directors of TELE PIZZA, SA.

TELE PIZZA, S.A.
ORDINARY ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of TELE PIZZA, S.A. has agreed to call an Ordinary Annual General Meeting of Shareholders that will take place at the Municipal Theatre Auditorium "Adolfo Marsillach", at Avda. Baunatal, No. 18 in San Sebastián de los Reyes (Madrid) on the **27th of April 2005, at 12 o'clock** in its second session as it is not foreseeable that the quorum necessary will attend for the first session fixed for the 26th of April 2005 at 12 o'clock, at the same place, to debate and adopt agreements on the following:

AGENDA

First. - Inspection and approval, if such is the case, of the Annual Accounts (Balance, Statements of Profit and Loss and Memory) and the Corporate Management Report, the proposal for the application of the results and of the management of the Board of Directors, all of this referring to the financial year corresponding to 2004.

Second. - Re-election of Members of the Board.

Third. - Authorisation for the derivative acquisition of own shares in accordance with that foreseen in Article 75 and similar of the Corporations Law, leaving the third agreement adopted by the Ordinary Annual General Meeting of Shareholders on the 29th of June 2004 without any effect, for the period that has not passed.

Fourth.- Assignment of the auditor of accounts for the financial year 2005.

Fifth.- Delegation of powers in favour of the Board of Directors for the interpretation, application, performance, formalisation, development and if such is the case, correction of the previous agreements.

Sixth. - Requests and questions

RIGHT TO INFORMATION.

From this session and in compliance with that set forth in Articles 144, 212 and similar of the Corporations Law, the shareholders have the right to inspect at the registered offices, located at c/ Isla Graciosa, No. 7, Parque Empresarial La Marina, San Sebastián de los Reyes, 28700-Madrid, as well as on the Company's web page, www.telepizza.es and the right to request the free sending or delivery of a copy of the following documents:

1.- Complete text of the Annual Accounts, corporate management report and proposal of the application of results referring to the financial year 2004 for the Company and for its Consolidated Group, as well as the respective reports from the Auditor of Accounts (First Point on the Agenda).

2.- The complete text of the proposals for the agreements corresponding to the points on the Agenda..

3.- The Annual Report on Corporate Governance and Report by the Audit and Compliance Committee.

In accordance with that set forth in Article 112.1 of the Corporations Law and in Art. 12 of the Regulation of the Annual General Meeting of Tele Pizza, S.A, until the seventh day prior to the holding of the Annual General Meeting, the shareholders may request the information – or explanations relative to the matters mentioned on the Annual General Meeting's Agenda as well as to request information or explanations or ask questions in writing about the information that is accessible for the public that could have been supplied by the Company to the Stock Market Commission from the 29th of June 2004 (date of the last Annual General Meeting of Shareholders of the Company) in the terms and in the form that is established in the aforementioned article.

RIGHT OF ATTENDANCE AND REPRESENTATIONS.

Shareholders may exercise their right to attend or delegate their vote who, with a minimum of five days before the date of the Meeting in its first session are inscribed on the detailed registers of any of the organisations participating in the Sociedad de Gestion de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. As a result of this, the shareholders will be able to attend the Annual General Meeting using the corresponding attendance card issued by the organisation in which the aforementioned registration had been carried out, or by accrediting their condition as such by any other means foreseen in the Articles of Association and the legislation in force.

The shareholders who do not attend the Annual General Meeting may be represented there by another person, although this person is not a shareholder, fulfilling the requirements and formalities demanded by the Law, by the Articles of Association and by the Regulation of the Annual General Meeting of the Company. The documents stating what the conditions for required for representations or delegations for the Meeting will contain or take attached the Agenda, as well as, the instructions about the direction of the vote and the indication of the vote sense in case of not distributing precise instructions, this being understood that if these instructions are not given the representative will vote in favour of the agreement proposals formulated by the Board of Directors about the matters included on the Agenda and in the sense that is deemed appropriate in relation to any other matter that, not being mentioned on the Agenda and therefore being unknown on the date of the delegation, could be submitted to a vote at the Meeting all in accordance with that set forth the Regulation of the Annual General Meeting of Tele Pizza.If, in the delegation formula the specific person to whom the shareholder entrusts his representation is not indicated, the representation will be understood to be granted in favour of the Chairman of the Board of Directors of the Company, or in a subsidiary manner and for the case that he might be incurred in any situation of conflict of interest, in favour of the General Manager of Strategic Development of the Company.

ATTENDANCE BONUS.

The shareholders present or represented at the Annual General Meeting will have the right of an assistance bonus equivalent to 10 gross cents of Euro by each 100 shares that they own of the company, which will be payable in multiples of 100.

PRESENCE OF A NOTARY.

In application of articles 114 of the Corporations Law and 101 and the following ones of the Regulations of the Mercantile Register, the Board of Directors has agreed to require the

presence of the notary of the Illustrious College of Madrid, Mr. Emiliano Álvarez Buitrago to take the minutes of the Meeting, and in the case of him not being able to attend, the attendance of another notary from the same College proposed by him to replace him.

HOLDING OF THE MEETING IN ITS SECOND SESSION.

Although in this advertisement two sessions are foreseen in accordance with the Redrafted Text of the Corporations Law, the Board of Directors reminds the Shareholders, to prevent unnecessary trouble, that seeing as the legally and statutorily required quorum for the meeting in its first session may not be foreseen , the Meeting will be held in all probability **IN SECOND SESSION, ON THE 27TH OF APRIL 2005, AT 12 O'CLOCK AT THE PLACE INDICATED IN THE HEADING OF THIS ADVERTISEMENT**.

The following telephone number 916.575.890 is at Shareholder´s disposal, to facilitate or explain any information related to this Meeting, in addition to the information facilitated on the Company's web page, www.telepizza.es.

PROTECTION OF PERSONAL INFORMATION

In accordance with that established in the Organic Law 15/1999 on Personal Data Protection, the Shareholders are informed that their personal information are given to Tele Pizza, S.A. by the Banking Organisations and Stock Markets Companies through the Sociedad de Gestion de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. and they are dealt with in an automated way by Tele Pizza, S.A. in order to carry out the suitable development, compliance and control of the list of existing shareholders. Likewise, the Shareholders are also informed of their right of access, rectification, opposition and once their relationship with the Company has ended, cancellation of their personal information, which may be exercised by written request addressed to the Legal Department of Tele Pizza, S.A., Avda. Isla Graciosa, 7, 28700 San Sebastián de los Reyes (Madrid).

In Madrid, on the 29th of March 2005
The Secretary of the Board of Directors
Mr. Javier Gaspar Pardo de Andrade